UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sears Canada Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81234D109

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81234D109	13G	Page 2 of 13 Pages

1.	Name of Reporting Persons: Sears Holdings Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 51,962,391
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 51,962,391
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,962,391
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 51.00%(1)
12.	Type of Reporting Person (See Instructions): CO

(1)	Based upon 101,877,662 Shares outstanding as of November 15, 2012, as disclosed in the Issuer’s Current Report on Form 6-K that was filed by the Issuer with the Securities and Exchange Commission on November 16, 2012 (the “Form 6-K”).

CUSIP No. 81234D109	13G	Page 3 of 13 Pages

1.	Name of Reporting Persons: Sears Canada Holdings Corp.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 51,962,391
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 51,962,391
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,962,391
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 51.00%(1)
12.	Type of Reporting Person (See Instructions): CO

(1) Based upon 101,877,662 Shares outstanding as of November 15, 2012, as disclosed in the Issuer’s Form 6-K.

CUSIP No. 81234D109	13G	Page 4 of 13 Pages

1.	Name of Reporting Persons: Sears International Holdings Corp.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 51,962,391
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 51,962,391
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,962,391
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 51.00%(1)
12.	Type of Reporting Person (See Instructions): CO

(1) Based upon 101,877,662 Shares outstanding as of November 15, 2012, as disclosed in the Issuer’s Form 6-K.

CUSIP No. 81234D109	13G	Page 5 of 13 Pages

1.	Name of Reporting Persons: Sears, Roebuck and Co.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 51,962,391
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 51,962,391
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,962,391
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 51.00%(1)
12.	Type of Reporting Person (See Instructions):

(1) Based upon 101,877,662 Shares outstanding as of November 15, 2012, as disclosed in the Issuer’s Form 6-K.

CUSIP No. 81234D109	13G	Page 6 of 13 Pages

1.	Name of Reporting Persons: SHLD Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Nova Scotia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 39,609,153
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 39,609,153
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,609,153
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 38.88%(1)
12.	Type of Reporting Person (See Instructions): CO

(1) Based upon 101,877,662 Shares outstanding as of November 15, 2012, as disclosed in the Issuer’s Form 6-K.

Item 1. (a).	Name of Issuer

Sears Canada Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:

290 Yonge Street, Suite 700

Toronto, Ontario, M5B 2C3

Canada

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).	Citizenship

(i) Sears Holdings Corporation (“Holdings”)

3333 Beverly Road, Hoffman Estates, Illinois 60179

Citizenship: State of Delaware

(ii) Sears, Roebuck and Co. (“Roebuck”)

3333 Beverly Road, Hoffman Estates, Illinois 60179

Citizenship: State of New York

(iii) Sears International Holdings Corp. (“SIHC”)

3711 Kennett Pike, Greenville, Delaware 19807

Citizenship: State of Delaware

(iv) Sears Canada Holdings Corp. (“SCHC”)

3711 Kennett Pike, Greenville, Delaware, 19807

Citizenship: State of Delaware

(v) SHLD Acquisition Corp. (“SAC”)

1959 Upper Water Street, Suite 900,

Halifax, Nova Scotia, Canada, B3J 3N2200

Citizenship: Nova Scotia, Canada

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Shares, no par value (the “Shares”)

Item 2(e).	CUSIP Number: 81234D109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, the Reporting Persons hold an aggregate of 51,962,391 Shares. SCHC holds 12,353,238 Shares directly. SAC holds 39,609,153 Shares directly.

SAC is a wholly owned subsidiary of SCHC. SCHC is a wholly owned subsidiary of SIHC. SIHC is a wholly owned subsidiary of Roebuck. Roebuck is a wholly owned subsidiary of Holdings.

Based upon the foregoing, as of the date hereof, each of the Reporting Persons, except SAC, may be deemed to be the beneficial owner of 51,962,391 Shares. SAC may be deemed to be the beneficial owner of 39,609,153 Shares.

(b) Percent of class:

  See Item 11 on the cover pages hereto.

(c) Number of Shares as to which the Reporting Person has:

  (i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

  (ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

  (iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

  (iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

SEARS HOLDINGS CORPORATION

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: Senior Vice President, Finance

SEARS, ROEBUCK AND CO.

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: Senior Vice President, Finance

SEARS INTERNATIONAL HOLDINGS CORP.

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: Vice President and Treasurer

SEARS CANADA HOLDINGS CORP.

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: Vice President and Treasurer

SHLD ACQUISITION CORP.

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: President

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 12, 2013, by and among Sears Holdings Corporation, Sears, Roebuck and Co., Sears International Holdings Corp., Sears Canada Holdings Corp. and SHLD Acquisition Corp.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them Statements on Schedule 13D or Schedule 13G, as applicable (including amendments thereto), with regard to the securities of Sears Canada Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of February 12, 2013.

[Remainder of Page Intentionally Left Blank]

SEARS HOLDINGS CORPORATION

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: Senior Vice President, Finance

SEARS, ROEBUCK AND CO.

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: Senior Vice President, Finance

SEARS INTERNATIONAL HOLDINGS CORP.

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: Vice President and Treasurer

SEARS CANADA HOLDINGS CORP.

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: Vice President and Treasurer

SHLD ACQUISITION CORP.

By:	/s/ William K. Phelan
Name: William K. Phelan
Title: President